Exhibit 12.1

RETAIL PROPERTIES OF AMERICA, INC.

Computation of Ratio of Earnings to Fixed Charges

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Nine Months
	Ended	Year Ended December 31,
	9/30/2015	2014	2013		2012	2011		2010
Earnings
Income (loss) from continuing operations	$8,875	$597	$(42,855)		$(14,368)	$(71,492)		$(85,683)
Equity in loss (income) of unconsolidated joint ventures, net	—	2,088	1,246		6,307	6,437		(2,025)
Gain on sales of investment properties, net	113,214	42,196	5,806		7,843	5,906		—
Adjustments added:
Fixed charges (see below)	113,636	137,944	150,685		178,306	214,920		234,890
Distributions on investments in unconsolidated joint ventures	—	1,360	7,105		6,168	2,218		5,721
Adjustments subtracted:
Interest capitalized	—	—	—		—	(197)		(286)

Total earnings	$235,725	$184,185	$121,987		$184,256	$157,792		$152,617

Fixed charges:
Interest expense	$110,610	$133,835	$146,805		$171,295	$203,914		$223,767
Co-venture obligation expense (1)	—	—	—		3,300	7,167		7,167
Interest capitalized	—	—	—		—	197		286
Estimate of interest within rental expense	3,026	4,109	3,880		3,711	3,642		3,670

Total fixed charges	$113,636	$137,944	$150,685		$178,306	$214,920		$234,890

Preferred dividends	7,087	9,450	9,450		263	—		—

Total fixed charges and preferred stock dividends	$120,723	$147,394	$160,135		$178,569	$214,920		$234,890

Ratio of earnings to fixed charges	2.07	1.34	—	(2)	1.03	—	(2)	— (2)

Ratio of earnings to combined fixed charges and preferred stock dividends	1.95	1.25	—	(3)	1.03	—	(3)	— (3)

(1)    Represents the preferred return and incentive and other compensation with respect to the IW JV 2009, LLC, or IW JV. The Company redeemed the full amount of the non-controlling interest on April 26, 2012.

(2)    The ratio was less than 1:1 for the years ended December 31, 2013, 2011 and 2010 as earnings were inadequate to cover fixed charges by deficiencies of approximately $28.7 million, $57.1 million and $82.3 million, respectively.

(3)    The ratio was less than 1:1 for the years ended December 31, 2013, 2011 and 2010 as earnings were inadequate to cover fixed charges by deficiencies of approximately $38.1 million, $57.1 million and $82.3 million, respectively.